Legacy Acquisition Corporation

1308 Race Street, Suite 200

Cincinnati, Ohio 45202

Telephone: (513) 618-7161

October 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re:        Legacy Acquisition Corp.

Amendment No. 3 to

Draft Registration Statement on Form S-1

Submitted September 20, 2017

CIK No. 0001698113

Dear Mr. Mancuso:

On behalf of Legacy Acquisition Corp., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 11, 2017, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on September 20, 2017 (the “Draft Registration Statement”), pursuant to discussions with the Staff.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. As discussed with the Staff, a marked copy of select pages of the Draft Registration Statement, reflecting proposed changes to the Draft Registration Statement in response to Comment #1 set forth below, is contained herewith.

Underwriting, page 141

1.	Disclose the identities of the institutional investors mentioned on page 118 who have indicated an interest in participating in this offering.

We intend to redact the cover page and to disclose in the “Underwriting” section of the registration statement the identities of the institutional investors that have indicated an interest in purchasing 5% or more of the number of units to be issued in the offering.

2.	We note you have added director nominees. Provide all consents required by Rule 438.

We intend to file such consents as exhibits to the registration statement.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq. at sneuhauser@egsllp.com, or reach him by telephone at (212) 370-1300.

Sincerely,

/s/ Edwin J. Rigaud
Edwin J. Rigaud

cc:	Ellenoff Grossman & Schole LLP
Freshfields Bruckhaus Deringer US LLP

Enclosure

Legacy Acquisition Corp. is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target.

This is an initial public offering of our securities. Each unit has an offering price of $10.00 and consists of one share of our Class A common stock and one redeemable warrant. Each warrant entitles the holder thereof to purchase one-half of one share of our Class A common stock at a price of $5.75 per half share, subject to adjustment as described in this prospectus. Warrants may be exercised only for a whole number of shares of Class A common stock. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder. As a result, warrant holders not purchasing an even number of warrants must sell any odd number of warrants in order to obtain full value from the fractional interest that will not be issued. The warrants will become exercisable on the later of 30 days after the completion of our initial business combination and 12 months from the closing of this offering, and will expire five years after the completion of our initial business combination or earlier upon redemption or liquidation, as described in this prospectus. We have also granted the underwriters a 45-day option to purchase up to an additional 4,500,000 units to cover over-allotments, if any.

We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of our Class A common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account described below as of two business days prior to the consummation of our initial business combination, including interest (which interest shall be net of taxes payable and any amounts released to us to fund working capital requirements) divided by the number of then outstanding shares of Class A common stock that were sold as part of the units in this offering, which we refer to collectively as our public shares, subject to the limitations described herein. If we are unable to complete our business combination within 24 months from the closing of this offering, we will redeem 100% of the public shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $50,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable and any amounts released to us to fund working capital requirements) divided by the number of then outstanding public shares, subject to applicable law and as further described herein.

Our sponsor, Legacy Acquisition Sponsor I LLC (which we refer to as our "sponsor" throughout this prospectus) has committed to purchase an aggregate of 17,500,000 warrants (or 19,300,000 warrants if the over-allotment option is exercised in full) at a price of $0.50 per warrant ($8,750,000 in the aggregate, or $9,650,000 if the over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of this offering. We refer to these warrants throughout this prospectus as the private placement warrants. Each private placement warrant is exercisable to purchase one-half of one share of our Class A common stock at $5.75 per half share.

Prior to this offering, our sponsor purchased 8,625,000 shares of Class F common stock (up to 1,125,000 of which are subject to forfeiture depending on the extent to which the underwriters' over-allotment option is exercised). The shares of Class F common stock, which we also refer to as founder shares, will automatically convert into shares of Class A common stock at the time of our initial business combination on a one-for-one basis, subject to adjustment as provided herein. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the business combination, the ratio at which shares of Class F common stock shall convert into shares of Class A common stock will be adjusted so that the number of shares of Class A common stock issuable upon conversion of all shares of Class F common stock will equal, in the aggregate, on an as-converted basis, 20% of the total number of all shares of common stock outstanding upon completion of this offering plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the business combination, excluding any shares or equity-linked securities issued, or to be issued, to any seller in the business combination or pursuant to warrants issued to our sponsor. Holders of the Class F common stock and holders of the Class A common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except as required by law.

~~As further described herein, a member of our sponsor, an institutional entity unaffiliated with our management team, has expressed an interest in purchasing approximately $30 million of units in this offering. In addition, as further described herein, an additional institutional investor unaffiliated with our management team or sponsor has expressed an interest in entering into an agreement with our sponsor pursuant to which such investor will have the option to purchase up to 500,000 founder shares and 1,167,250 private placement warrants from our sponsor, at the cost paid by the sponsor, at any time beginning on the 61st day following the consummation of this offering and terminating upon the consummation of our initial business combination. Such investor has expressed an interest in purchasing approximately $30 million of units in this offering. No assurances can be given as to whether either such entity will purchase such units.~~We have received expressions of interest from certain institutional investors to purchase, in the aggregate, approximately $110 million of units in this offering. For a discussion of certain additional arrangements with these investors, please see "Summary—The Offering—Expressions of Interest."

Currently, there is no public market for our units, Class A common stock or warrants. We have applied to list our units on the New York Stock Exchange, or NYSE, under the symbol "LGCU". We expect that our units will be listed on NYSE on the date of this prospectus. We cannot guarantee that our securities will be approved for listing on NYSE. The Class A common stock and warrants comprising the units will begin separate trading on the 52nd day following the date of this prospectus unless Wells Fargo Securities, LLC ("Wells Fargo"), Cantor Fitzgerald & Co. ("Cantor Fitzgerald") and Stifel, Nicolaus & Company, Incorporated ("Stifel") inform us of their decision to allow earlier separate trading, subject to our filing a Current Report on Form 8-K with the Securities and Exchange Commission, or the SEC, containing an audited balance sheet reflecting our receipt of the gross proceeds of this offering and issuing a press release announcing when such separate trading will begin. Once the securities comprising the units begin separate trading, we expect that the Class A common stock and warrants will be listed on NYSE under the symbols "LGC" and "LGCW," respectively.

We are an "emerging growth company" under applicable federal securities laws and will be subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. See "*Risk Factors*" beginning on page 30 for a discussion of information that should be considered in connection with an investment in our securities. Investors will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any

Private placement warrants

Our sponsor has committed, pursuant to a written agreement, to purchase an aggregate of 17,500,000 private placement warrants (or 19,300,000 if the over-allotment option is exercised in full), each exercisable to purchase one-half of one share of our Class A common stock at $5.75 per half share, at a price of $0.50 per warrant ($8,750,000 in the aggregate or $9,650,000 in the aggregate if the over-allotment option is exercised in full) in a private placement that will occur simultaneously with the closing of this offering. The purchase price of the private placement warrants will be added to the proceeds from this offering to be held in the trust account. If we do not complete our initial business combination within 24 months from the closing of this offering, the private placement warrants will expire worthless. The private placement warrants will not be redeemable by us so long as they are held by our sponsor or its permitted transferees (except as described below under "Principal Stockholders — Transfers of Founder Shares and Private Placement Warrants"). If the private placement warrants are held by holders other than our sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering. Our sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis.

Expressions of Interest

~~A member~~Certain members of our sponsor, each an institutional entity unaffiliated with our management team, ~~has~~have expressed an interest in purchasing ~~approximately $30 million of~~ units in this offering~~, based upon the offering size on the front cover of this prospectus. Such member~~. Each such investor's ownership ~~interest~~interests in our sponsor will be subject to reduction in the event that such ~~member~~investor does not own ~~approximately three million~~a certain number of shares of Class A common stock following the consummation of our initial business combination~~, subject to adjustment based on the actual number of shares outstanding~~. There can be no assurance that such ~~entity~~entities will acquire any units in this offering or what amount of equity such ~~entity~~entities will retain, if any, upon the consummation of our initial business combination.

In addition, an additional institutional investor unaffiliated with our management team or sponsor has ~~expressed an interest in entering~~entered into an agreement with our sponsor pursuant to which such investor ~~will have~~has the option to purchase up to ~~500,000~~600,000 founder shares and ~~1,167,250~~1,400,700 private placement warrants from our sponsor, at the cost paid by the sponsor, at any time beginning on the ~~61st day following~~date of the consummation of ~~this offering and terminating upon the consummation of our initial~~the business combination and terminating the date thereafter. Such investor has expressed an interest in purchasing ~~approximately $30 million of~~ units in this offering~~, based upon the offering size on the front cover of this prospectus~~. The number of founder shares and private placement warrants that such investor may purchase pursuant to its option will be reduced in the event that such investor does not own ~~approximately three million~~a certain number of shares of Class A common stock at the time that the investor exercises its option~~, subject to adjustment based on the~~

actual number of shares outstanding. There can be no assurance that such investor will acquire any units in this offering or what amount of equity such investor will retain, if any, upon the consummation of our initial business combination.

In the event that the institutions thataggregate, such investors have expressed an interest in purchasing an aggregate of 5,940,000approximately 11,000,000 units in this offering, based upon the offering size on the front cover of this prospectus. In the event that such investors purchase such units and vote them in favor of our initial business combination, it is possible that no votes from other public shareholders would be required to approve our initial business combination, depending on the number of shares that are present at the meeting to approve such transaction. As a result of the founder shares and private placement warrants that these institutions may own directly, or indirectly, they may have different interests with respect to a vote on an initial business combination than other public shareholders.

Transfer restrictions on private placement warrants

The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination.

Proceeds to be held in trust account

The rules of NYSE provide that at least 90% of the gross proceeds from this offering and the private placement be deposited in a trust account. Of the $308.75 million in gross proceeds we will receive from this offering and the sale of the private placement warrants described in this prospectus, or $354.65 million if the underwriters' over-allotment option is exercised in full, $300.0 million ($10.00 per unit), or $345.0 million ($10.00 per unit) if the underwriters' over-allotment option is exercised in full, will be deposited into a segregated trust account located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and $2.75 million will be used to pay expenses in connection with the closing of this offering and for working capital following this offering. The proceeds to be placed in the trust account include up to $10,500,000 (or up to $12,075,000 if the underwriters' over-allotment option is exercised in full) in deferred underwriting commissions.

Except with respect to interest earned on the funds held in the trust account that may be released to us for working capital purposes or to pay our taxes, if any, the proceeds from this offering will not be released from the trust account until the earliest of (i) the completion of our initial business combination, (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination within 24 months from the closing of this offering or (B) with respect to any other provision relating to stockholders' rights or pre-business combination activity, and (iii) the redemption of all of our public shares if we are unable to complete our business combination combination and seek an alternative target business candidate. In addition, even if we do not need additional financing to complete our business combination, we may require such financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after our business combination. If we are unable to complete our initial business combination, our public stockholders may only receive approximately $10.00 per share on the liquidation of our trust account, and our warrants will expire worthless.

Our initial stockholders control a substantial interest in us and thus may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support. Further, certain institutional investors may have different interests than other public stockholders.

Upon the closing of this offering, our initial stockholders will own 20% of our issued and outstanding shares of common stock (assuming they do not purchase units in this offering).

Accordingly, they may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support, including amendments to our amended and restated certificate of incorporation and approval of major corporate transactions. If our initial stockholders purchase any additional shares of common stock in the aftermarket or in privately negotiated transactions, this would increase their influence.

Neither our initial stockholders nor, to our knowledge, any of our officers or directors, have any current intention to purchase additional securities, other than as disclosed in this prospectus. Factors that would be considered in making such additional purchases would include consideration of the current trading price of our Class A common stock. In addition, our board of directors, whose members were elected by our sponsor, is and will be divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. We may not hold an annual meeting of stockholders to elect new directors prior to the completion of our business combination, in which case all of the current directors will continue in office until at least the completion of the business combination. If there is an annual meeting, as a consequence of our "staggered" board of directors, only a minority of the board of directors will be considered for election and our initial stockholders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, our initial stockholders will continue to exert control at least until the completion of our business combination.

As disclosed under the heading "The Offering — Expressions of Interest," we have received ~~indications~~expressions of interest from ~~two~~certain institutional investors to acquire in the aggregate approximately ~~5,940,000~~11,000,000 units in this offering. If these investors acquire units in the offering, as a result of their ownership of our outstanding shares of common stock, they would be able to exert a substantial influence on actions requiring a stockholder vote. These investors may have different interests than other public stockholders, in part as a result of their potential ownership of founder shares and private placement warrants.

Our sponsor paid an aggregate of $25,000, or approximately $0.003 per founder share, and, accordingly, you will experience immediate and substantial dilution from the purchase of our Class A common stock.

The difference between the public offering price per share (allocating all of the unit purchase price to the common stock and none to the warrant included in the unit) and the pro forma net tangible book value per share of our Class A common stock after this offering constitutes the dilution to you and the other investors in this offering. Our sponsor acquired the founder shares at a nominal price, significantly contributing to this dilution. Upon the closing of this offering, and assuming no value is ascribed to the warrants included in the units, you and the other public stockholders will incur an immediate and substantial dilution of approximately 94.4% (or $9.44 per share, assuming no exercise of the underwriters' over-allotment option), the difference between the pro forma net tangible book value per share of $0.82 and the initial offering price of $10.00 per unit. This dilution would increase to the extent that the anti-dilution provisions of the Class F common stock result in the issuance of Class A shares on a greater than one-to-one basis upon conversion of the Class F common stock at the time of our initial business combination and would become exacerbated to the extent that public stockholders seek redemptions from the trust. In addition, because of the anti-dilution protection in the founder shares, any equity or equity-linked securities issued or deemed issued in connection with our initial business combination would be disproportionately dilutive to our Class A common stock.

prospectus).

Registration Rights

The holders of the founder shares, private placement warrants and warrants issued upon conversion of working capital loans, if any, will have registration rights to require us to register a sale of any of our securities held by them (in the case of the founder shares, only after conversion to our Class A common stock) pursuant to a registration rights agreement to be signed prior to or on the effective date of this offering. These holders will be entitled to make up to three demands, excluding short form registration demands, that we register such securities for sale under the Securities Act. In addition, these holders will have "piggy-back" registration rights to include such securities in other registration statements filed by us and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the founder shares, upon the earlier of (A) one year after the completion of our initial business combination or (B) if, subsequent to our business combination, the last sale price of the Class A common stock (x) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date following the completion of our initial business combination on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our public stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property, and (ii) in the case of the private placement warrants and the respective Class A common stock underlying such warrants, 30 days after the completion of our initial business combination. We will bear the costs and expenses of filing any such registration statements.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In October 2016, our sponsor purchased 5,750,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. On September 18, 2017, we effectuated a 1.5-for-1 stock split in the form of a dividend, resulting in 8,625,000 founder shares outstanding and held by our sponsor (up to 1,125,000 of which are subject to forfeiture). If we increase or decrease the size of the offering, we will effect a stock dividend or share contribution back to capital or other appropriate mechanism, as applicable, with respect to our Class F common stock immediately prior to the consummation of the offering in such amount as to maintain the ownership of founder shares by our initial stockholders prior to this offering at 20% of our issued and outstanding shares of our common stock upon the consummation of this offering.

Our sponsor has committed, pursuant to a written agreement, to purchase an aggregate of 17,500,000 private placement warrants (and a percentage of 1,800,000 additional private placement warrants equal to the percentage of the over-allotment option exercised (up to 19,300,000 private placement warrants in the aggregate if the over-allotment is exercised in full)) for a purchase price of $0.50 per warrant in a private placement that will occur simultaneously with the closing of this offering. As such, our sponsor's interest in this transaction is valued at between $8,750,000 and $9,650,000, depending on the number of private placement warrants purchased. Each private placement warrant entitles the holder to purchase one-half of one share of our Class A common stock at $5.75 per share. The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by it until 30 days after the completion of our initial business combination.

~~A member~~Certain members of our sponsor, each an institutional entity unaffiliated with our management team, ~~has~~have expressed an interest in purchasing ~~approximately $30 million of~~ units in this offering~~, based upon the offering size on the front cover of this prospectus. Such member~~. Each such investor's ownership ~~interest~~interests in our sponsor will be subject to reduction in the event that such ~~member~~investor does not own ~~approximately three million~~a certain number of shares of Class A common stock following the consummation of our initial business combination~~, subject to adjustment based on the actual number of shares outstanding~~. There can be no assurance that such entity will acquire any units in this offering or what amount of equity such entity will retain, if any, upon the consummation of our initial business combination.

In addition, an additional institutional investor unaffiliated with our management team or sponsor has ~~expressed an interest in entering~~entered into an agreement with our sponsor pursuant to which such investor ~~will~~

~~have~~has the option to purchase up to ~~500,000~~600,000 founder shares and ~~1,167,250~~1,400,700 private placement warrants from our sponsor, at the cost paid by the sponsor, at any time beginning on the ~~61st day following~~date of the consummation of ~~this offering~~the business combination and terminating ~~upon the consummation of our initial business combination~~the date thereafter. Such investor has expressed an interest in purchasing ~~approximately $30 million of~~ units in this offering~~, based upon the offering size on the front cover of this prospectus~~. The number of founder shares and private placement warrants that such investor may purchase pursuant to its option will be reduced in the event that such investor does not own ~~approximately three million~~a certain number of shares of Class A common stock at the time that the investor exercises its option~~, subject to adjustment based on the actual number of shares outstanding~~. There can be no assurance that such investor will acquire any units in this offering or what amount of equity such investor will retain, if any, upon the consummation of our initial business combination.

In the aggregate, such institutional investors have expressed interest in purchasing approximately 11,000,000 units in this offering, based upon the offering size on the front cover of this prospectus.

As more fully discussed in "Management — Conflicts of Interest," if any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our executive officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.

We will enter into an Administrative Services Agreement pursuant to which we will pay (commencing on the effective date of this registration statement) our sponsor a total of $10,000 per month for office space, utilities, secretarial support and other administrative and consulting services. None of the $10,000 per month payment will be received by our officers or directors or their affiliates. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial business combination takes the maximum 24 months, our sponsor will be paid a total of $240,000 ($10,000 per month) for office space, utilities, secretarial support and other administrative and consulting services and will be entitled to be reimbursed for any out-of-pocket expenses.

We may pay our executive officers, directors, members of our Advisory Council or other members of our sponsor for consulting related services, such as due diligence, in connection with the investigation of potential target companies with which we are in discussion.

Our sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Prior to the closing of this offering, our sponsor has agreed to loan us up to $485,000 to be used for a portion of the expenses of this offering and for consulting services provided by third parties to the sponsor related to this offering. As of the date of this prospectus, we have borrowed $474,000 from our sponsor. These loans are non-interest bearing, unsecured and are due at the earlier of December 31, 2017 or the closing of this offering. These loans will be repaid upon the closing of this offering out of the estimated $1,000,000 of offering proceeds that has been allocated to the payment of offering expenses.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our sponsor or an affiliate of our sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. The warrants would be identical to the private placement warrants issued to our sponsor, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist of the business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the company representing a majority of the voting power of all outstanding shares of capital stock of the company entitled to vote at such meeting. However, the participation of our sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions (as described in this prospectus), if any, could result in the approval of our business combination even if a majority of our public stockholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of our outstanding shares of common stock, non-votes will have no effect on the approval of our business combination once a quorum is obtained. We intend to give approximately 30 days (but not less than 10 days nor more than 60 days) prior written notice of any such meeting, if required, at which a vote shall be taken to approve our business combination. These quorum and voting thresholds, and the voting agreements of our initial stockholders, may make it more likely that we will consummate our initial business combination.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our business combination pursuant to the tender offer rules, our amended and restated certificate of incorporation will provide that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to an aggregate of ~~10~~15% or more of the shares of common stock sold in this offering, which we refer to as the "Excess Shares." However, we would not be restricting our stockholders' ability to vote all of their shares (including Excess Shares) for or against our business combination. Our stockholders' inability to redeem the Excess Shares will reduce their influence over our ability to complete our business combination, and such stockholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if we complete the business combination. And, as a result, such stockholders will continue to hold that number of shares equal to or exceeding ~~10~~15% and, in order to dispose such shares would be required to sell their stock in open market transactions, potentially at a loss.

If we seek stockholder approval in connection with our business combination, our initial stockholders have agreed to vote their founder shares and any public shares purchased during or after this offering in favor of our initial business combination. As a result, in addition to the founder shares, we would need 11,250,001, or 37.5%, of the 30,000,000 public shares sold in this offering to be voted in favor of a transaction (assuming all outstanding shares are voted) in order to have our initial business combination approved (assuming the over-allotment option is not exercised). Furthermore, assuming only the minimum number of stockholders required to be present at the stockholders' meeting held to approve our initial business combination are present at such meeting, we would need only 1,875,001 of the 30,000,000 public shares, or approximately 6.3% of the shares sold as part of the units in this offering, to be voted in favor of our initial business combination in order to have such transaction approved (assuming the over-allotment option is not exercised). In addition, in the event that our board of directors amends our bylaws to reduce the number of shares required to be present at a meeting of our stockholders, we would need even fewer public shares to be voted in favor of our initial business combination to have such transaction approved. As disclosed under the heading "The Offering — Expressions of Interest" we have received ~~indications~~expressions of interest from ~~two~~certain institutional investors to acquire, in the aggregate, approximately ~~5,940,000~~11,000,000 units in this offering. If these investors acquire units in the offering, as a result of their ownership of our outstanding shares of common stock, they would be able to exert a substantial influence on actions requiring a stockholder vote. These investors may have different interests than other public stockholders, in part as a result of their potential ownership of founder shares and private placement warrants. Additionally, each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction (subject to the limitations described in the preceding paragraph).

Pursuant to our amended and restated certificate of incorporation, if we are unable to complete our business combination within 24 months from the closing of this offering, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, subject to lawfully available funds therefor, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable and any amounts released to us to fund working capital requirements and less up to $50,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders' rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such business combination, or (y) the date following the completion of our initial business combination on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our public stockholders having the right to exchange their shares of Class A common stock for cash, securities or other property.

As disclosed under the heading "The Offering — ~~Indications~~Expressions of Interest," an institutional investor unaffiliated with our sponsor or management team has ~~expressed an interest in entering~~entered into an agreement with our sponsor pursuant to which such investor ~~will have~~has the option to purchase up to ~~500,000~~600,000 founder shares and ~~1,167,250~~1,400,700 private placement warrants from our sponsor.

Preferred Stock

Our amended and restated certificate of incorporation will provide that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in this offering.

Redeemable Warrants

Public Stockholders' Warrants

Each warrant entitles the registered holder to purchase one-half of one share of our Class A common stock at a price of $5.75 per half share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of this offering or 30 days after the completion of our initial business combination. For example, if a warrant holder holds two warrants, such warrants will be exercisable for one share of the company's Class A common stock. Warrants must be exercised for a whole share. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Class A common stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of our initial business combination, we will use our reasonable best efforts to file, and within sixty (60) business days after the closing of our initial business combination, to have declared effective, a registration statement relating to the shares of Class A common stock issuable upon exercise of the warrants and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if our Class A common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, we may, at our option,

An institutional investor, ArrowMark Colorado Holdings LLC ("ArrowMark"), unaffiliated with our management team or sponsor, has entered into an agreement with our sponsor pursuant to which such investor has the option to purchase up to 600,000 founder shares and 1,400,700 private placement warrants from our sponsor, at the cost paid by the sponsor, at any time beginning on the date of the consummation of our initial business combination and terminating the date thereafter. The number of founder shares and private placement warrants that ArrowMark may purchase pursuant to its option will be reduced in the event that ArrowMark does not own a certain number of shares of Class A common stock at the time that it exercises its option.

In addition, certain institutional investors have expressed interest in purchasing approximately $110 million of units in this offering, in the aggregate, based upon the offering size on the front cover of this prospectus, including but not limited to ArrowMark, and Coliseum Capital Management, LLC ("Coliseum") and Park West Asset Management LLC ("Park West"), each an institutional entity that is a member of our sponsor and unaffiliated with our management team. The expression of interest by each of ArrowMark, Coliseum and Park West exceeds 5% of the units we are offering, based upon the offering size on the front cover of this prospectus. The ownership interests of each such institutional investor in our sponsor will be subject to reduction in the event that such investor does not own a certain number of shares of Class A common stock following the consummation of our initial business combination. There can be no assurance that any of the institutional investors will acquire any units in this offering or what amount of equity such entities will retain, if any, upon the consummation of our initial business combination.

We expect our units to be listed on NYSE under the symbol "LGCU" and, once the common stock and warrants begin separate trading, to have our common stock and warrants listed on NYSE under the symbols "LGC" and "LGCW", respectively.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option.

	Paid by Legacy Acquisition Corp.	
	No Exercise	**Full Exercise**
Per Unit[(1)]	$0.55	$0.55
Total[(1)]	$16,500,000	$18,975,000

(1) Includes $0.35 per unit, or approximately $10,500,000 (or $12,075,000 if the option is exercised in full) in the aggregate payable to the underwriters for deferred underwriting commissions to be placed in a trust account located in the United States as described herein. The deferred commissions will be released to the underwriters only on completion of an initial business combination, in an amount equal to $0.35 multiplied by the number of shares of common stock sold as part of the units in this offering, as described in this prospectus.

In addition, we have agreed to pay for the FINRA-related fees and expenses of the underwriters' legal counsel, not to exceed $25,000.

If we do not complete our initial business combination within 24 months from the closing of this offering, the trustee and the underwriters have agreed that (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account, and (ii) that the deferred underwriters' discounts and commissions will be distributed on a pro rata basis, together with any accrued interest thereon (which interest shall be net of taxes payable and any amounts released to us to fund working capital requirements) to the public stockholders.

In connection with the offering, the underwriters may purchase and sell units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

- Short sales involve secondary market sales by the underwriters of a greater number of units than they are required to purchase in the offering.

- "Covered" short sales are sales of units in an amount up to the number of units represented by the